Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Yieldstreet Prism Fund T4 social media campaign

1. Prism Fund Webinar (July 9, morning)

Facebook/LinkedIn

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Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The Yieldstreet Prism Fund's annualized distribution rate of 7% reflects the initial quarterly distribution declared by the Fund's board of directors on February 6, 2020, which will be payable to stockholders of record as of June 10, 2020 and is based on the initial offering price of $10 per share. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

The Yieldstreet Prism Fund is a non-diversified closed-end fund for the purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product).

Shares of the Yieldstreet Prism Fund are not offered for sale in the states of Nebraska and North Dakota or to persons residing or located in such states. No subscription for the sale of Fund shares will be accepted from any person residing or located in Nebraska or North Dakota

Take a deep dive into the Yieldstreet Prism Fund with Founder and President Michael Weisz and Head of Strategic Finance Jimmy Pandhi. Watch the webinar recording before the Fund reopens for investment on July 13. https://vimeo.com/430433955
Download the prospectus here:
https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

Twitter
Take a deep dive with Yieldstreet Founder and President Michael Weisz and Head of Strategic Finance Jimmy Pandhi in this webinar recording about the Fund. https://vimeo.com/430433955
Download the prospectus here:
https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf #fund #finance #wealth

2. Yieldstreet Prism Fund investment strategy (July 9, mid-day)
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Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Facebook/LinkedIn
Dive deeper on the investment strategy behind the Yieldstreet Prism Fund. https://www.yieldstreet.com/resources/article/prism-fund-investment-strategy Download the prospectus here: https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

Twitter
Dive deeper into the #YieldstreetPrismFund investment strategy. Learn more: https://www.yieldstreet.com/resources/article/prism-fund-investment-strategy and download the prospectus here: https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf #fund #finance #wealth

3. ***Where the Yieldstreet Prism Fund fits in the fund landscape (Post date: July 9 EOD)***

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Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Facebook/LinkedIn

Wondering where the Yieldstreet Prism Fund fits into the fund landscape? Learn more about how it compares with other types of funds:
https://www.yieldstreet.com/resources/article/prism-fund-landscape
Download the prospectus here:
https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

Twitter
Learn more about how the Yieldstreet Prism Fund compares with other types of funds:
https://www.yieldstreet.com/resources/article/prism-fund-landscape
Download the prospectus here:
https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf #fund #finance #wealth

4. *What is the Yieldstreet Prism Fund? (Post date: July 10 morning)*

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Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Facebook/LinkedIn
The Yieldstreet Prism Fund reopens for additional investments on July 13. With just a single allocation, you can invest across numerous Yieldstreet asset classes. Learn more about this exciting opportunity.
https://www.yieldstreet.com/resources/article/what-is-the-yieldstreet-prism-fund and download the prospectus here: https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

Twitter

The Yieldstreet Prism Fund reopens for additional investments on July 13. Learn more about this novel #investment product. https://www.yieldstreet.com/resources/article/what-is-the-yieldstreet-prism-fund Download the prospectus here: https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

5. What to Expect From the Yieldstreet Prism Fund (Post date: July 10 mid day)

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Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Facebook/LinkedIn

The Yieldstreet Prism Fund reopens for additional investments on July 13. Learn what you can expect from the Fund. https://www.yieldstreet.com/resources/article/what-to-expect-from-yieldstreet-prism-fund Download the prospectus here: https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

Twitter

Wondering what to expect from the Yieldstreet Prism Fund when it reopens on July 13? https://www.yieldstreet.com/resources/article/what-to-expect-from-yieldstreet-prism-fund Download the prospectus here: https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf #fund #finance #wealth

6. Who can invest in the Yieldstreet Prism Fund? (July 10 EOD)



Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Facebook/LinkedIn

As the strategy behind the Yieldstreet Prism Fund progresses through its various stages, so does the Fund's audience rollout. Learn more about who can invest in the Fund
https://www.yieldstreet.com/who-can-invest-in-prism-fund
Download the prospectus here:
https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

Twitter

Learn more about who can invest in the Yieldstreet Prism Fund.
https://www.yieldstreet.com/who-can-invest-in-prism-fund
Download the prospectus here:
https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf #fund #finance #wealth

7. ***The Yieldstreet Prism Fund Distribution Rate Explained (Post date: July 11 morning)***

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Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Facebook/LinkedIn

Shareholders in Closed-End Funds are typically paid distributions on a quarterly basis. For the Yieldstreet Prism Fund, we've set the rate of payment with the goal of creating an expected quarterly distribution. Learn more: https://www.yieldstreet.com/resources/article/yieldstreet-prism-fund-distribution-rate Download the prospectus here: https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

Twitter

We've set the rate of payment for the Yieldstreet Prism Fund with the goal of creating an expected quarterly distribution. #fund #finance #wealth Learn more: https://www.yieldstreet.com/resources/article/yieldstreet-prism-fund-distribution-rate and download the prospectus: https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

8. ***The importance of diversification (Post date: July 11 mid-day)***
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*The YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Facebook/LinkedIn
Diversification is one of the keys to minimizing risk in your investment portfolio.* Learn more about how the Yieldstreet Prism Fund lets you invest across multiple Yieldstreet asset classes with just one allocation. Currently, the Fund holds assets in Art, Real Estate, Legal, and bank preferred bonds.
https://www.yieldstreet.com/resources/article/why-is-diversification-important Download the prospectus here: https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

Twitter
The Yieldstreet Prism Fund lets you invest across multiple Yieldstreet offerings with just one allocation. Learn more about the importance of diversification.* #fund #finance #wealth
https://www.yieldstreet.com/resources/article/why-is-diversification-important Download the prospectus here: https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

9. *What is a Distribution Reinvestment Plan (DRIP)? (Post date: July 11 EOD)*
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Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Facebook/LinkedIn
Distribution Reinvestment Plans (DRIPs) enable investors to harness the power of compounding returns. This powerful tool is available to investors with the Yieldstreet Prism Fund. Learn more about DRIPs before the Fund reopens on July 13. https://www.yieldstreet.com/resources/article/distribution-reinvestment-plan-drip Download the prospectus here: https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

Twitter
Harness the power of compounding by enrolling in the Yieldstreet Prism Fund Distribution Reinvestment Plan. #fund #finance #wealth https://www.yieldstreet.com/resources/article/distribution-reinvestment-plan-drip and download the prospectus here: https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

10. *Yieldstreet Prism Fund FAQs (Post date: July 12 morning)*

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FAQS
Yieldstreet
Prism Fund

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Facebook/LinkedIn

Read up on the most frequently asked questions about the Yieldstreet Prism Fund before it reopens on July 13. #fund #finance #wealth
https://www.yieldstreet.com/resources/article/yieldstreet-prism-fund-faqs
Download the prospectus here:
https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

Twitter

Ahead of the Yieldstreet Prism Fund's reopening, we've compiled the most frequently asked questions regarding the Fund. #fund #finance #wealth
https://www.yieldstreet.com/resources/article/yieldstreet-prism-fund-faqs Download the prospectus here: https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

11. Announcing tranche 4- (Post date: July 13)
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Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Facebook/LinkedIn

The Yieldstreet Prism Fund reopens at 6 pm for additional investments. Learn more by visiting https://yieldstreetprismfund.com and download the prospectus at https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf

Twitter

The Yieldstreet Prism Fund reopens at 6 pm for additional investments. Learn more by visiting https://yieldstreetprismfund.com and download the prospectus at https://yieldstreetprismfund.com/YieldStreet-Prism-Fund-Prospectus.pdf #fund #finance #wealth